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                                                                   EXHIBIT 99.2


Date:  August 11, 2000

To:  BI Employees

From:  Dave Hunter

Subject:  Financial Partnership

I am pleased to announce that yesterday our Board of Directors approved a plan that (subject to shareholder approval) will ultimately result in the purchase of BI by Kohlberg & Company, LLC. Our Board of Directors, representing the shareholders of BI sees this as a win-win transaction. Kohlberg is a high profile company, associated with excellent banking and financial institutions. We will continue to do business as BI and will be a wholly owned subsidiary of a Kohlberg company set up specifically for this transaction.

Kohlberg is a privately owned investment firm that organizes and invests in management buy-outs. Since its founding in 1987, Kohlberg has worked in partnership with the senior management of each of their portfolio companies.
The firm's goals are to increase revenues through enhanced marketing and investment in new products and selected strategic acquisitions. Kohlberg has been highly successful in helping managers build better businesses while creating long-term value. Although the primary focus of the firm has been on manufacturing companies, Kohlberg has also made selected investments in retail and service businesses. The firm has invested in stable companies with consistent cash flow. Principals of Kohlberg make a substantial capital commitment to each company and approach leveraged investments as long-term. You can learn more about Kohlberg and Company by visiting their web site at www.kohlberg.com.

As you know, we have been actively seeking a strategic or financial partner since last November. In 1990, we were a $10M company - today we are a $72M + company. In my opinion, the market has not recognized the value of our company in the last ten years. Kohlberg does recognize and appreciate our value. Becoming privately owned will allow us to grow without the myopia of external shareholders and market analysts. I have met the principals and managers at Kohlberg and some of us have worked hard together over the past several months. They are sensitive, sensible people who are a good cultural fit with BI and BI employees.

BI will continue to operate independently. There will be no change in our name, organizational structure, or culture. It is extremely important that we perform to our strategic plan. We must focus on meeting our revenue and financial objectives.

The process of settlement begins today and we expect it to be completed no later than the end of the calendar year. During this time, Kohlberg will solicit BI
shares and options at a price of   $8.25 per share.  Shareholders and employees
who hold stock or options will be receiving more detailed information about this in the next two to three weeks. Similarly we will continue to
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communicate and answer your questions.  There will be an Employee Meeting on
Friday, August 11 at 9 a.m. (MST).  We have set up a telephone hotline x 2275
(2ASK) for you to ask questions. Employees in Boulder, Anderson, and Conyers may call in directly to this extension. Employees in all other locations will need to call 1-800-241-9924, the Technical Support line and enter x2275 at the end of the message to get to the hotline mailbox. In addition, we will continue to answer your questions through other formal and informal communication. We have attached a list of Questions and Answers to help explain as many of the details, questions, and concerns you might have.

I can't emphasize enough the importance of meeting or exceeding our Fiscal 2001 plans and budgets. Specific details will be communicated to you in the next few weeks.

Lastly let me assure you that Kohlberg shares our excitement and commitment to BI.

Attachments:   Press Release
               Q & A's

                   NOTICE TO ALL RECIPIENTS OF THIS MATERIAL

The foregoing constitutes preliminary information relating to a proposed tender offer for the shares of common stock of BI Incorporated. This material is neither an offer to purchase nor a solicitation of an offer to sell shares of BI. At the time the offer is commenced, the acquiring entity will file a Tender Offer Statement and BI will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of BI, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available at no charge on the Commission's website at www.sec.gov.